                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             CV THERAPEUTICS, INC.
                             ---------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                  126667-10-4
                                  -----------
                                 (CUSIP Number)

                               DR. ANDREAS BREMER
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                                OCTOBER 7, 1997
                                ---------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 126667-10-4
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     Biotech Target S.A.

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                              (a) [ ]
     of a Group*                                                        (b) [x]

--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds*

     AF

--------------------------------------------------------------------------------
(5) Check box if disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Panama

--------------------------------------------------------------------------------
Number of Shares                  (7)  Sole Voting Power
Beneficially Owned                     0 by Biotech Target S.A.
by Each Reporting
Person With                       ----------------------------------------------
                                  (8)  Shared Voting Power
                                       1,397,147 by Biotech Target,
                                       S.A.(See Item 5)

                                  ----------------------------------------------
                                  (9)  Sole Dispositive Power
                                       0 by Biotech Target S.A.

                                  ----------------------------------------------
                                  (10) Shared Dispositive Power
                                       1,397,147 by Biotech Target,
                                       S.A.(See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,397,147 shares of common stock, par value of $.001 per share
     (See Item 5)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                               [ ]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     16.6%

--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO

CUSIP No.126667-10-4
--------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     BB Biotech AG

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                              (a) [ ]
     of a Group*                                                        (b) [x]

--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds

     WC

--------------------------------------------------------------------------------
(5)  Check Box is Disclosure of Legal Proceedings is required
Pursuant to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Switzerland

--------------------------------------------------------------------------------
Number of Shares                  (7)  Sole Voting Power
Beneficially Owned                     0 by BB Biotech AG
by Each Reporting
Person With                       ----------------------------------------------
                                  (8)  Shared Voting Power
                                       1,397,147 by BB Biotech AG
                                       (See Item 5)

                                  ----------------------------------------------
                                  (9)  Sole Dispositive Power
                                       0 by BB Biotech AG

                                  ----------------------------------------------
                                  (10) Shared Dispositive Power
                                       1,397,147 by BB Biotech AG
                                       (See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,397,147 shares of common stock, par value of $.001 per share
     (See Item 5)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                               [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     16.6%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC, CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of CV Therapeutics, Inc. CV Therapeutics, Inc.'s principal executive offices are located at 3712 Porter Drive, Palo Alto, California, 94304.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by BB Biotech AG ("BB Biotech") and Biotech Target S.A. ("Biotech Target"). Biotech Target is a wholly-owned subsidiary of BB Biotech.

         BB Biotech is a holding company incorporated in Switzerland. BB Biotech's business address is Vordergasse 3, 8200 Schaffhausen, CH/Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Zurich Stock Exchange.

         Biotech Target is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Target's business address is
Swiss Bank Tower, Panama 1, Republic of Panama.   The principal business of
Biotech Target is to invest in companies in the biotechnology sector.

         The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Target are set forth on Appendix A hereto, which is incorporated herein by reference.

         During the last five (5) years, neither BB Biotech nor Biotech Target, nor to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Biotech Target purchased 1,397,147 shares of common stock, $.001 par value per share, ("Common Stock") in a privately negotiated transaction pursuant to that certain Common Stock Purchase Agreement dated October 7, 1997 by and between CV Therapeutics, Inc. ("CV Therapeutics") and Biotech Target (the "Agreement") for an aggregate consideration of $12,923,610. Biotech Target used capital to purchase the shares of CV Therapeutics

Common Stock, which, in turn, was working capital supplied by BB Biotech. BB Biotech is publicly traded on the Zurich Stock Exchange, and its shareholders are both private and institutional investors.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock are being held for investment purposes only. However, Biotech Target may, from time to time, either increase or decrease its holdings of the Common Stock, subject to applicable laws and limitations contained in the Agreement. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of shares of the Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of CV Therapeutics, other business and investment alternatives of Biotech Target and general economic and market conditions.

         It is Biotech Target's general policy not to interfere with the management of companies in which it holds portfolio investments. Neither Biotech Target nor BB Biotech have an intention to influence or direct CV Therapeutics's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as set forth above, neither Biotech Target nor BB Biotech, nor to the best knowledge of such persons, any executive officer or director of either BB Biotech or Biotech Target, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of CV Therapeutics or the disposition of securities of CV Therapeutics; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CV Therapeutics; (c) a sale or transfer or a material amount of assets of CV Therapeutics; (d) any change in the present board of directors or management of CV Therapeutics, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of CV Therapeutics; (f) any other material change in CV Therapeutics's business or corporate structure; (g) changes in CV Therapeutics's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CV Therapeutics by any person; (h) causing a class of securities of CV Therapeutics to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of CV Therapeutics to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 ("Exchange Act"); or
(j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the 1,397,147 shares of Common Stock held directly by Biotech Target as of October 7, 1997, which represents approximately 16.6% of CV Therapeutics's outstanding shares of Common Stock. No shares of CV Therapeutics Common Stock are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of CV Therapeutics Common Stock.

         (b) The number of shares of CV Therapeutics Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the shares of CV Therapeutics Common Stock within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 1,397,147 shares of CV Therapeutics Common Stock held by Biotech Target. BB Biotech hereby expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares of CV Therapeutics Common Stock held by Biotech Target.

         (c) On October 7, 1997 Biotech Target purchased 1,397,147 shares of Common Stock in a privately negotiated transaction pursuant to the Agreement for an aggregate consideration of $12,963,610. As of October 7, 1997, Biotech Target holds 16.6% of the outstanding shares of CV Therapeutics.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Agreement, CV Therapeutics and Biotech Target have agreed to the following provisions as they relate to the shares of CV Therapeutics Common Stock:

         (a)     Registration Rights.      CV Therapeutics has provided Biotech
Target with certain registration rights with respect to the resale of shares of Common Stock held by Biotech Target. Among other things, CV Therapeutics has agreed to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to register the resale of the shares by Biotech Target on November 19, 1997 or as soon as thereafter as is practicable and to use its best efforts to cause such registration statement to be declared effective as soon as practicable.

         (b) Reference to the Agreement. The response to this Item 6 is qualified in its entirety by reference to the Agreement, the full text of which is filed as Exhibit 4 hereto and incorporated herein by reference.

         Except for the Agreement, neither BB Biotech nor Biotech Target nor, to the best of their knowledge, any of the executive officers or directors of either BB Biotech or Biotech Target, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of CV Therapeutics (including the shares of Common Stock), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Translation of minutes of the October 18, 1995, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Andreas Bremer).*

Exhibit 2: Translation of minutes of the January 3, 1997 Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Anders Hove).*

Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.**

Exhibit 4: Agreement by and between BB Biotech and Biotech Target with respect to the filing of this disclosure statement.

Exhibit 5:       Common Stock Purchase Agreement dated October 7, 1997




----------------

* See Powers of Attorney, attached as Exhibits 1 and 2 to the Schedule 13D related to Alexion Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on September 18, 1997, which Exhibit is incorporated by reference herein.

** See Power of Attorney, attached as an Exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated by reference herein.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BB BIOTECH AG

Date: October 16, 1997                 By: /s/ Hans-Joerg Graf
                                           -------------------------
                                       Name: Hans-Joerg Graf
                                             -----------------------

Date: October 16, 1997                 By: /s/ Dr. Victor Bischoff
                                           -------------------------
                                       Name: Dr. Victor Bischoff
                                             -----------------------


                                       BIOTECH TARGET, S.A.

Date: October 16, 1997                 By: /s/ Dr. Andreas Bremer
                                           -------------------------
                                       Name: Dr. Andreas Bremer
                                             -----------------------

Date: October 16, 1997                 By: /s/ Dr. Anders Hove
                                           -------------------------
                                       Name: Dr. Anders Hove
                                             -----------------------

                              APPENDIX A TO ITEM 2


                                                                             PRESENT
NAME AND POSITION                 RESIDENCE OR                               PRINCIPAL
WITH COMPANY                      BUSINESS ADDRESS                           OCCUPATION
------------                      ----------------                           ----------

BB BIOTECH

Dr. Ernst Thomke                  Vordergasse 3,                             Chairman
(Swiss citizen)                   8200 Schaffhausen,                         and Director
                                  CH/Switzerland

Dr. Victor Bischoff               Vordergasse 3,                             Vice-
(Swiss citizen)                   8200 Schaffhausen,                         Chairman
                                  CH/Switzerland                             and Director

Dr. David Baltimore               Rockefeller University                     Professor
(U.S. citizen)                    1239 York Avenue                           and Director
                                  New York, NY 19921

BIOTECH TARGET

Dr. Andreas Bremer                Grafenauweg 4,                             signatory
(German citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Dr. Anders Hove                   Grafenauweg 4,                             signatory
(Danish citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Hans-Joerg Graf                   Grafenauweg 4,                             signatory
(Swiss citizen)                   6301 Zug                                   authority
                                  CH/Switzerland

Pablo Javier Espino               Swiss Bank Tower,                          President
(Panamanian citizen)              Panama 1,                                  and Director
                                  Republic of Panama

Adelina M. de Estribi             Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama

                                   EXHIBIT 4

                             JOINT FILING AGREEMENT


         We, the undersigned, hereby express our agreement that the attached
Schedule 13D (including all amendments thereto) is filed on behalf of each of the undersigned.

                                       BB BIOTECH AG

Date: October 16, 1997                 By: /s/ Hans-Joerg Graf
                                           -------------------------
                                       Name: Hans-Joerg Graf
                                             -----------------------

Date: October 16, 1997                 By: /s/ Dr. Victor Bischoff
                                           -------------------------
                                       Name: Dr. Victor Bischoff
                                             -----------------------


                                       BIOTECH TARGET, S.A.

Date: October 16, 1997                 By: /s/ Dr. Andreas Bremer
                                           -------------------------
                                       Name: Dr. Andreas Bremer
                                             -----------------------

Date: October 16, 1997                 By: /s/ Dr. Anders Hove
                                           -------------------------
                                       Name: Dr. Anders Hove
                                             -----------------------

                             CV THERAPEUTICS, INC.

                        COMMON STOCK PURCHASE AGREEMENT

                                OCTOBER 7, 1997

                               TABLE OF CONTENTS

                                                                                                                           PAGE

SECTION    1.    PURCHASE AND SALE OF COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

SECTION    2.    CLOSING DATE; DELIVERY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         2.1     Closing Date.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         2.2     Delivery.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

SECTION    3.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         3.1     Organization and Standing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         3.2     Corporate Power; Authorization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         3.3     Issuance and Delivery of the Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         3.4     Full Disclosure. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         3.5     Litigation.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         3.6     Governmental Consents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         3.7     No Material Adverse Change.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         3.14    Intellectual Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4


SECTION    4.    REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         4.1     Authorization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         4.2     Investment Experience. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         4.3     Investment Intent. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         4.4     Registration or Exemption Requirements.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         4.5     Restriction on Short Sales.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         4.6     No Legal, Tax or Investment Advice.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

SECTION    5.    CONDITIONS TO CLOSING OF PURCHASER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         5.1     Representations and Warranties.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         5.2     Legal Opinion. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         5.3     Officers  Certificate. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         5.4     Covenants. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

SECTION    6.    CONDITIONS TO CLOSING OF COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         6.1     Representations and Warranties.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         6.2     Covenants. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

SECTION    7.    REGISTRATION RIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         7.1     Registration Requirements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         7.2     Indemnification and Contribution.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

SECTION    8.    RESTRICTIONS ON TRANSFERABILITY OF SHARES: COMPLIANCE WITH SECURITIES ACT  . . . . . . . . . . . . . . . .  11
         8.1     Restrictions on Transferability. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         8.2     Restrictive Legend.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         8.3     Transfer of Shares after Registration. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         8.4     Purchaser Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

SECTION    9.    MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         9.1     Waivers and Amendments.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         9.2     Governing Law. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         9.3     Survival.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         9.4     Successors and Assigns.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         9.5     Entire Agreement.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         9.6     Notices, etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         9.7     Severability of this Agreement.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         9.8     Counterparts.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         9.9     Further Assurances.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         9.10    Expenses.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15





                                       i.

Exhibit A        Instruction Sheet for Purchaser

Exhibit A-1      Stock Certificate Questionnaire

Exhibit A-2      Registration Statement Questionnaire

Exhibit A-3      Certificate for Corporate, Partnership, Trust, Foundation and
                 Joint Purchasers

Exhibit B        Purchaser's Certificate of Subsequent Sale

Exhibit C        Form of Legal Opinion





                                      ii.

                             CV THERAPEUTICS, INC.

                        COMMON STOCK PURCHASE AGREEMENT

         THIS COMMON STOCK PURCHASE AGREEMENT (the "Agreement") is made as of October 7, 1997 (the "Effective Date"), by and between CV THERAPEUTICS, INC., a Delaware corporation (the "Company") and BIOTECH TARGET S.A., a corporation organized under the laws of Panama (the "Purchaser").

SECTION 1.       PURCHASE AND SALE OF COMMON STOCK

         Subject to the terms and conditions of this Agreement, the Company agrees to issue and sell to Purchaser and Purchaser agrees to purchase from the Company 1,397,147 shares of the Company's Common Stock, $0.001 par value (the "Shares"), for a purchase price of $12,923,610.

SECTION 2.       CLOSING DATE; DELIVERY

         2.1 CLOSING DATE. The closing of the purchase and sale of the Shares hereunder (the "Closing") shall be held at the offices of Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California, 94306 at 10:00 a.m., on October 7, 1997 or at such other time and place upon which the Company and Purchaser shall agree. The date of the Closing is hereinafter referred to as the "Closing Date."

         2.2 DELIVERY. At the Closing, the Company will deliver to Purchaser a certificate, registered in Purchaser's name, representing the number of shares of Common Stock to be purchased by Purchaser. Such delivery shall be against payment of the purchase price therefor by wire transfer to the Company's bank account.

SECTION 3.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Purchaser as of the Closing Date as follows:

         3.1 ORGANIZATION AND STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full power and authority to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted. The Company is qualified as a foreign corporation to do business in each jurisdiction in the United States in which the ownership of its property or the conduct of its business requires such qualification, except where any statutory fines or penalties or any corporate disability imposed for the failure to qualify would not materially or adversely affect the Company, its assets, financial condition or operations.

         3.2 CORPORATE POWER; AUTHORIZATION. The Company has all requisite corporate power to, and has taken all requisite corporate action to, execute and deliver this Agreement, to sell and issue the Shares and to carry out and perform all of its obligations under this





                                      1.

Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally,
(ii) as limited by equitable principles generally and (iii) as to those provisions of Section 7.2 relating to indemnity or contribution, as may be limited by applicable laws. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by the Company will (i) conflict with or violate any provision of the Amended and Restated Certificate of Incorporation or Restated By-Laws of the Company; (ii) conflict with or violate any law, rule, regulation, ordinance, order, writ, injunction, judgment or decree applicable to the Company or its business, which violation would have a material adverse effect on the Company; or (iii) conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or accelerate the performance required by or maturity of, or result in the creation of any security interest, lien, charge or encumbrance on any of the Company's assets pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, permit, license, franchise, lease contract, or other instrument or obligation to which the Company is a party, which breach, default, termination, cancellation, acceleration, security interest, lien, charge or encumbrance would have a material adverse effect on the Company.

         3.3 ISSUANCE AND DELIVERY OF THE SHARES. The Shares, when issued and paid for in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable. The issuance and delivery of the Shares is not subject to preemptive, co-sale, right of first refusal or any other similar rights of the stockholders of the Company or any liens or encumbrances, provided, however, that the Shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed.

         3.4 FULL DISCLOSURE. The Company has furnished to Purchaser the following documents filed with or to be filed with the Securities and Exchange Commission (collectively, the "SEC Documents") and the Company warrants that the information contained in such documents, as of their respective dates, did not contain any untrue statement of a material fact, and did not omit to state any material fact necessary to make any statement, in light of the circumstances under which such statement was made, not misleading:

                 (a) The prospectus for the Company's initial public offering of Common Stock, dated November 19, 1996.

                 (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, and June 30, 1997.

                 (c) The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

         3.5 LITIGATION. Except as set forth in the SEC Documents, there is no pending or, to the Company s knowledge, threatened action, suit or other proceeding before any court,





                                       2.

governmental body or authority, or arbitrator to which the Company is a party or to which its property or assets are subject and to the Company's knowledge, no basis exists for any (i) material legal proceeding by or against the Company or (ii) governmental proceeding or investigation of the Company.

         3.6 GOVERNMENTAL CONSENTS. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Federal, state, or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement except for (a) compliance with the securities and blue sky laws in the states and other jurisdictions in which shares of Common Stock are offered and/or sold, which compliance will be effected in accordance with such laws, and (b) the filing of a registration statement and all amendments thereto with the SEC as contemplated by Section 7.1 of this Agreement.

         3.7 NO MATERIAL ADVERSE CHANGE. Since June 30, 1997, there have not been any changes in the assets, liabilities, financial condition or operations of the Company from that reflected in the SEC Documents except changes in the ordinary course of business or which have not been, either individually or in the aggregate, materially adverse.

         3.8 CAPITALIZATION. At October 3, 1997, the Company had 7,020,444 shares of Common Stock outstanding, held 28,527 shares of Common Stock in treasury, and had options and warrants to purchase 916,579 and 549,504 shares of Common Stock, respectively, outstanding.

         3.9 NO VIOLATIONS. The Company is not in violation of its charter, bylaws or other organizational document, or of any law, administrative regulation, ordinance, order, judgment or decree of any court or governmental agency, arbitration panel or authority applicable to the Company, except for violations which, individually or in the aggregate, would not have a material adverse effect on the Company. The Company is not in default in any material respect in the performance of any obligation, agreement or condition contained in any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust, or any other agreement or instrument to which the Company is a party or by which the Company is bound or by which the properties of the Company are bound or affected, except for violations which, individually or in the aggregate, would not have a material adverse effect on the Company, and there exists no condition which, with the passage of time or otherwise, would constitute a material default under any such document or instrument or result in the imposition of any material penalty or the acceleration of any material indebtedness.

         3.10 GOVERNMENTAL PERMITS, ETC. The Company has all necessary franchises, licenses, permits, certificates and other authorizations from any foreign, federal, state or local government or governmental agency, department, or body that are currently necessary for the operation of the business of the Company as currently conducted and as described in reports required to be filed by the Company under the Securities and Exchange Act of 1934, as amended (the "1934 Act Filings") and the absence of which would have a material adverse effect on the Company.





                                       3.

         3.11 FINANCIAL STATEMENTS. The financial statements of the Company and the related notes contained in the 1934 Act Filings present fairly, subject to normal year end adjustments in the case of the quarterly statements, the financial position of the Company as of the dates indicated, and the results of its operations and cash flows for the periods therein specified and the assets and liabilities of the Company have not changed materially since the date of the most recent 1934 Act Filing except for changes in the ordinary course of business. Such financial statements (including the related notes) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified, except as disclosed in the 1934 Act Filings.

         3.12 OPERATION OF THE BUSINESS. Except as described in the 1934 Act Filings, the Company owns and retains all such assets and contractual rights necessary for it to operate its business as described in the 1934 Act Filings, except where the failure to own or retain such assets or contractual rights would not have a material adverse effect upon the operations of the Company.

         3.13 ENVIRONMENTAL MATTERS. The Company is in compliance with all applicable local, state and federal safety and environmental laws and regulations, except where the failure to comply with such environmental laws and regulations would not have a material adverse effect upon the operations of the Company.

         3.14 INTELLECTUAL PROPERTY. Except as described in the SEC Documents, the Company owns or possesses sufficient rights to use all material patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets and know-how described or referred to in the SEC Documents, as owned or used by it or that are necessary for the conduct of its business as now conducted or as described in the SEC Documents. Except as described in the SEC Documents, the Company has not entered into or become party to any material development, license or other agreement pursuant to which it has secured the right or obligation to use, or granted others the right or obligation to use, any trademarks, servicemarks, trade names, copyrights, patents or any other intellectual property right. All technical information developed by or belonging to the Company which has not been patented has been kept confidential.

         3.15 RELIANCE. The Company acknowledges that the Purchaser has reviewed and relied upon the 1934 Act Filings in making its decision to purchase the Shares.

SECTION 4.       REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER

         Purchaser hereby represents and warrants to the Company, effective as of the Closing Date, as follows:

         4.1 AUTHORIZATION. Purchaser represents and warrants to the Company that: (i) Purchaser has all requisite legal and corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver this Agreement, to purchase the Shares and to carry out and perform all of its obligations under this Agreement; and (ii) this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance





                                       4.

with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights generally and (b) as limited by equitable principles generally.

         4.2 INVESTMENT EXPERIENCE. Purchaser is an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"). Purchaser is aware of the Company's business affairs and financial condition and has had access to and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Purchaser has such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the Shares.

         4.3 INVESTMENT INTENT. Purchaser is purchasing the Shares for its own account as principal, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act. Purchaser understands that its acquisition of the Shares has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein. Purchaser will complete or cause to be completed the Purchaser Certificates/Questionnaire attached hereto as Exhibits A-1 through A-3 for use in connection with the sale of Shares and in preparation of the Registration Statement (as defined below), will deliver the such Certificates/Questionnaires to the Company on or prior to the October 13, 1997, and the responses provided therein shall be true and correct as of the Closing Date.

         4.4 REGISTRATION OR EXEMPTION REQUIREMENTS. Purchaser further acknowledges and understands that the Shares must be held for investment purposes, and they may not be resold or otherwise transferred except in a transaction registered under the Securities Act or pursuant to an exemption from such registration. Purchaser understands that the certificate(s) evidencing the Shares will be imprinted with a legend that prohibits the transfer of the Shares unless (i) they are registered or such registration is not required, and (ii) if the transfer is pursuant to an exemption from registration other than Rule 144 under the Securities Act ("Rule 144") and, if the Company shall so request in writing, an opinion of counsel will be required satisfactory to the Company to the effect that the transaction is so exempt and in compliance with applicable state law.

         4.5 RESTRICTION ON SHORT SALES. Purchaser represents and warrants to and covenants with the Company that Purchaser has not engaged and will not engage in any short sales of the Company's Common Stock prior to the effectiveness of the Registration Statement, except to the extent that any such short sale is fully covered by shares of Common Stock of the Company other than the Shares.

         4.6 NO LEGAL, TAX OR INVESTMENT ADVICE. Purchaser understands that nothing in this Agreement or any other materials presented to Purchaser in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice and that independent legal counsel





                                       5.

has reviewed these documents and materials on Purchaser's behalf. Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

SECTION 5.       CONDITIONS TO CLOSING OF PURCHASER

         Purchaser's obligation to purchase the Shares at the Closing is, at the option of Purchaser, subject to the fulfillment or waiver as of the Closing Date of the following conditions:

         5.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date.

         5.2 LEGAL OPINION. The Company shall have delivered a legal opinion from Cooley Godward LLP, counsel to the Company, addressed to Purchaser in the form attached hereto as Exhibit C with respect to the sale of the Shares by the Company hereunder.

         5.3 OFFICERS CERTIFICATE. The Company shall deliver to Purchaser a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of the Company, stating that the representations and warranties set forth in Section 3 are true as of and all of the closing conditions set forth in Section 5 have been satisfied on the Closing Date.

         5.4 COVENANTS. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.

SECTION 6.       CONDITIONS TO CLOSING OF COMPANY

         The Company's obligation to sell and issue the Shares is, at the option of the Company, subject to the fulfillment or waiver of the following conditions:

         6.1 REPRESENTATIONS AND WARRANTIES. The representations made by Purchaser in Section 4 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of such date.

         6.2 COVENANTS. All covenants, agreements and conditions contained in this Agreement to be performed by Purchaser on or prior to the Closing Date shall have been performed or complied with in all material respects.

SECTION 7.       REGISTRATION RIGHTS

         7.1     REGISTRATION REQUIREMENTS





                                       6.

                 (a) Except as provided in paragraph (d) below, the Company shall prepare and file a registration statement on Form S-3 with the SEC under the Securities Act to register the resale of the Shares by Purchaser on November 19, 1997 and use its best efforts to cause the registration statement to be declared effective as soon as practicable. In the event that at any time the filing of such registration statement is undertaken or is required to be undertaken the Company fails to qualify for use of Form S-3 for purposes of registering for resale the Shares, the Company shall cause a registration statement on Form S-1 to be filed as soon as practicable thereunder. The Purchaser agrees to furnish promptly to the Company in writing all information reasonably required by the Company to file such a registration statement on Form S-3 or a registration statement on Form S-1, as the case may be (either such registration statement referred to hereinafter as the "Registration Statement").

                 (b) The Company shall pay all Registration Expenses (as defined below) in connection with any registration, qualification or compliance hereunder, and Purchaser shall pay all Selling Expenses (as defined below) and other expenses that are not Registration Expenses relating to the Shares resold by Purchaser. "Registration Expenses" shall mean all expenses, except for Selling Expenses, incurred by the Company in complying with the registration provisions herein described, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel and independent public accountants for the Company, blue sky fees, transfer agent fees and expenses and the expense of any special audits incident to or required by any such registration. "Selling Expenses" shall mean selling commissions, underwriting fees and stock transfer taxes applicable to the Shares and, subject to Section 9.10, all fees and disbursements of counsel for Purchaser.

                 (c) In the case of the registration effected by the Company pursuant to these registration provisions, the Company will use its best efforts to: (i) keep such registration effective until the earlier of (A) the third anniversary of the Closing Date, (B) such date as all of the Shares have been resold or (C) such time as all of the Shares held by Purchaser can be sold within a given three-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144; (ii) prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the Registration Statement; (iii) furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as Purchaser from time to time may reasonably request in order to facilitate the public sale or other disposition of all or any of the Shares held by Purchaser; (iv) cause all Shares registered as described herein to be listed on each securities exchange and quoted on each quotation service on which similar securities issued by the Company are then listed or quoted; (v) provide a transfer agent and registrar for all Shares registered pursuant to the Registration Statement and a CUSIP number for all such Shares; (vi) promptly comply with all applicable rules and regulations of the SEC; and (vii) file the documents required of the Company and otherwise promptly obtain, if applicable, and maintain requisite blue sky clearance in (A) all jurisdictions in which any of the Shares are originally sold and (B) all other states specified in writing by Purchaser, provided as to clause (B), however, that the Company shall not be required to qualify to do business or consent to service of process





                                       7.

in any state in which it is not now so qualified or has not so consented. The Company shall use its best efforts to qualify for use of Form S-3 under the Securities Act to register the resale of the Shares and to maintain such qualification during the periods described in paragraph (i).

                 (d) The Company may delay the filing of the Registration Statement for up to eighty (80) days by giving written notice to Purchaser if the Company shall have determined that the Company may be required to disclose any material corporate development which disclosure may have a negative material effect on the Company. The duration of any such delay shall be added to the period of time that the Company agrees to keep the Registration Statement open.

                 (e) Following the effectiveness of the Registration Statement, the Company may, at any time, but not more than once in any six-month period, suspend the effectiveness of such registration statement for up to 45 days, as appropriate (a "Suspension Period"), by giving notice to Purchaser, if the Company shall have determined that the Company may be required to disclose any material corporate development which disclosure may have a negative material effect on the Company. The Company agrees to use commercially reasonable efforts to minimize the length of any suspension. The duration of any Suspension Period shall be added to the period of time that the Company agrees to keep the Registration Statement effective. Purchaser agrees that, upon receipt of any notice from the Company of a Suspension Period, Purchaser shall forthwith discontinue disposition of shares covered by such Registration Statement or prospectus until Purchaser (i) is advised in writing by the Company that the use of the applicable prospectus may be resumed, (ii) has received copies of a supplemental or amended prospectus, if applicable, and
(iii) has received copies of any additional or supplemental filings which are incorporated or deemed to be incorporated by reference in such prospectus.

                 (f) The Company will, as expeditiously as possible, notify Purchaser (i) of the effective date of the Registration Statement and the date when any post-effective amendment to the Registration Statement becomes effective; (ii) of any stop order or notification from the SEC or any other jurisdiction as to the suspension of the effectiveness of the Registration Statement; and (iii) of the end of any suspension hereunder.

                 (g) With a view to making available to Purchaser the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit Purchaser to sell Shares to the public without registration or pursuant to registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the third anniversary of the Closing Date or
(B) such date as all of the Shares shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and maintain registration of its Common Stock under Section 12 of the Exchange Act; and (iii) furnish to Purchaser upon request, as long as Purchaser owns any Shares, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of the most recent annual or quarterly report of the Company, and (C) such other information as may be reasonably requested in order to avail Purchaser of any rule or regulation of the SEC that permits the selling of any such Shares without registration.





                                       8.

         7.2     INDEMNIFICATION AND CONTRIBUTION.

                 (a) The Company agrees to indemnify Purchaser and hold Purchaser harmless from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) to which Purchaser may become subject (under the Securities Act, Exchange Act, state securities laws or otherwise) insofar as such losses, claims, damages or liabilities (or actions, proceedings or settlements in respect thereof) arise out of, or are based upon,
(i) any untrue statement (or alleged untrue statement) of a material fact contained in the Registration Statement, on the effective date thereof or any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, (ii) the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) any failure by the Company (or its agents) to fulfill any undertaking included in the Registration Statement, or (iv) breach by the Company of its representations, warranties, covenants or obligations in this Agreement, and the Company will, as incurred, reimburse Purchaser for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, loss, damage, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon (i) an untrue statement (or omission) made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of Purchaser specifically for use in preparation of the Registration Statement unless Purchaser provided the Company with additional written information a reasonable time prior to the effectiveness of the Registration Statement as is required to make the previously supplied information true and correct, (ii) the failure of Purchaser to comply with the covenants and agreements contained in Section 7.1 or 8.3 hereof, or (iii) any untrue statement (or omission) in any Prospectus that is corrected in any subsequent Prospectus that was delivered to Purchaser by the Company a reasonable time prior to the pertinent sale or sales by Purchaser. The Company will reimburse Purchaser for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim notwithstanding the absence of a judicial determination as to the propriety and enforceability of the obligations under this section and the possibility that such payments might later be held to be improper, provided, that (i) to the extent any such payment is ultimately held to be improper, the persons receiving such payments shall promptly refund them and (ii) such persons shall provide to the Company, upon request, reasonable assurances of their ability to effect any refund, when and if due.

                 (b) Purchaser agrees to indemnify and hold harmless the Company from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) to which the Company may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) an untrue statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of Purchaser specifically for use in preparation of the Registration Statement, provided, however, that Purchaser shall not be liable in any such case for any untrue statement included in any Prospectus which statement has been corrected, in writing, by Purchaser and delivered to the Company a reasonable time before the sale from which such loss occurred, (ii) a breach by the





                                       9.

Purchaser of its representations, warranties, covenants or obligations in this Agreement, or (iii) any untrue statement in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Purchaser prior to the pertinent sale or sales by Purchaser, provided, further, however, that the liability of Purchaser hereunder shall be limited to the proceeds received by Purchaser from the sale of the Shares covered by such Registration Statement; and provided, further, however, that the obligations of Purchaser hereunder shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if settlement is effected without the consent of Purchaser. Purchaser will reimburse the Company for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim notwithstanding the absence of a judicial determination as to the propriety and enforceability of the obligations under this section and the possibility that such payments might later be held to be improper, provided, that (i) to the extent any such payment is ultimately held to be improper, the persons receiving such payments shall promptly refund them and (ii) such persons shall provide to Purchaser, upon request, reasonable assurances of their ability to effect any refund, when and if due.

                 (c) Promptly after receipt by any indemnified person of a notice of a claim or the commencement of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this
Section 7.2, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and the indemnifying person shall have been notified thereof, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume and undertake the defense thereof, with counsel reasonably satisfactory to the indemnified person. After notice from the indemnifying person to such indemnified person of the indemnifying person's election to assume and undertake the defense thereof, the indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate in the reasonable judgment of the indemnified person for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person.

                 (d)      If the indemnification provided for in this Section
7.2 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions proceedings or settlements in respect thereof) referred to therein, then the indemnifying party shall contribute to the amount paid or payable by such indemnified party as result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Purchaser on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to





                                      10.

information supplied by the Company on the one hand or Purchaser on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and Purchaser agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), Purchaser shall not be required to contribute any amount in excess of the amount by which the amount received by Purchaser (net of Selling Expenses) from the sale of the Shares to which such loss relates exceeds the amount of any damages which Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                 (e)  The obligations of the Company and Purchaser under this
Section 7.2 shall be in addition to any liability which the Company and Purchaser may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Company or Purchaser within the meaning of the Securities Act.

SECTION 8. RESTRICTIONS ON TRANSFERABILITY OF SHARES: COMPLIANCE WITH SECURITIES ACT

         8.1 RESTRICTIONS ON TRANSFERABILITY. The Shares shall not be transferable in the absence of a registration under the Securities Act or an exemption therefrom or in the absence of compliance with any term of this Agreement. The Company shall be entitled to give stop transfer instructions to its transfer agent with respect to the Shares in order to enforce the foregoing restrictions.

         8.2 RESTRICTIVE LEGEND. Each certificate representing Shares shall bear substantially the following legends (in addition to any legends required under applicable securities laws):

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS. THE SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

         ADDITIONALLY, THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS SPECIFIED IN THE COMMON STOCK PURCHASE AGREEMENT DATED OCTOBER 7, 1997 BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER, AND NO TRANSFER OF SHARES SHALL BE VALID OR EFFECTIVE ABSENT





                                      11.

         COMPLIANCE WITH SUCH RESTRICTIONS. ALL SUBSEQUENT HOLDERS OF THIS CERTIFICATE WILL HAVE AGREED TO BE BOUND BY CERTAIN OF THE TERMS OF THE AGREEMENT, INCLUDING SECTIONS 7.1 AND 8.3 OF THE AGREEMENT. COPIES OF THE AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE REGISTERED HOLDER OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

         Upon the request of Purchaser, the Company shall remove the foregoing legend from the certificates evidencing the Shares and issue to Purchaser new certificates free of any transfer legend if with such request, and at the request of the Company, the Company shall have received an opinion of counsel satisfactory to the Company, to the effect that any transfers by Purchaser of such Shares may be made to the public without compliance with either Section 5 of the Securities Act or Rule 144 thereunder and applicable state securities laws.

         8.3 TRANSFER OF SHARES AFTER REGISTRATION. Purchaser hereby covenants with the Company not to make any sale of the Shares except either (i) in accordance with the Registration Statement, in which case Purchaser covenants to comply with the requirement of delivering a current prospectus,
(ii) in accordance with Rule 144, in which case Purchaser covenants to comply with Rule 144, or (iii) otherwise in accordance with and pursuant to applicable federal and state securities laws. Purchaser further acknowledges and agrees that such Shares are not transferable on the books of the Company unless the certificate submitted to the Company's transfer agent evidencing such Shares is accompanied by a separate certificate executed by an officer of, or other person duly authorized by, the Purchaser in the form attached hereto as Exhibit B.

         8.4 PURCHASER INFORMATION. Purchaser covenants that it will promptly notify the Company in writing of any changes in the information set forth in the Registration Statement regarding Purchaser.

SECTION 9.       MISCELLANEOUS

         9.1 WAIVERS AND AMENDMENTS. The terms of this Agreement may be waived or amended with the written consent of the Company and Purchaser.

         9.2 GOVERNING LAW. This Agreement shall be governed in all respects by and construed in accordance with the laws of the State of Delaware without any regard to conflicts of laws principles.

         9.3 SURVIVAL. The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by the Company or Purchaser and the Closing. With respect to any registration made pursuant to this Agreement, the covenants and agreements set forth in section
7.1 shall continue in effect until all obligations hereunder with respect thereto are fulfilled, and provided that the indemnification and contribution obligations as set forth in Section 7.2 shall survive for the period of the statute of limitations with respect thereto.





                                      12.

         9.4 SUCCESSORS AND ASSIGNS. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement. Notwithstanding the foregoing, Purchaser shall not assign this Agreement without the prior written consent of the Company, which consent shall not be unreasonably withheld, except that Purchaser is entitled to assign this Agreement to its Affiliates (as such term is defined in Rule 12b-2 of the Exchange Act).

         9.5 ENTIRE AGREEMENT. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects thereof.

         9.6 NOTICES, ETC. All notices and other communications required or permitted under this Agreement shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, overnight delivery service or registered or certified United States mail, addressed to the Company or Purchaser, as the case may be, at their respective addresses set forth below:

If to the Company:

                          CV Therapeutics, Inc.
                          3172 Porter Drive
                          Palo Alto, CA  94304
                          Attn:                    Louis G. Lange, M.D., Ph.D.
                                                   Chief Executive Officer
                          Telephone:               (650) 812-9510
                          Facsimile:               (650) 858-0388

With a copy to:

                          Cooley Godward LLP
                          Five Palo Alto Square
                          3000 El Camino Real
                          Palo Alto, CA  94306-2155
                          Attn:                    Alan C. Mendelson, Esq.
                          Telephone:               (650) 843-5000
                          Facsimile:               (650) 857-0663

If to Purchaser:

                          Biotech Target S.A.
                          Swiss Bank Tower
                          Panama 1
                          Republic of Panama





                                      13.

With copies to:
                          Bellevue Asset Management AG
                          Grafenauweg 4
                          CH-6301 Zug
                          SWITZERLAND
                          Attn:                    Dr. Andreas Bremer
                          Telephone:               011-41-724-5920
                          Facsimile:               011-41-724-5958

and:

                          Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006
                          Attn:                    Daniel Goelzer
                          Telephone:               (202) 452-7000
                          Facsimile:               (202) 452-7072


         All notices and other communications shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or
(i) in the case of notices and communications sent by personal delivery or telecopy, one business day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number,
(ii) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication was sent, and (iii) in the case of notices and communications sent by United States mail, seven days after such notice or communication shall have been deposited in the United States mail. Any notice delivered to a party hereunder shall be sent simultaneously, by the same means, to such party's counsel as set forth above.

         9.7 SEVERABILITY OF THIS AGREEMENT. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         9.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

         9.9 FURTHER ASSURANCES. Each party to this Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.





                                      14.

         9.10 EXPENSES. The Company agrees to bear the cost of reasonable fees and expenses of one counsel for the Purchaser, in an amount not to exceed $10,000, and reasonable fees and expenses of one counsel for the Purchaser in connection with its review of the Registration Statement.

         9.11  CHOICE OF FORUM; VENUE; SERVICE OF PROCESS.   Any claim, suit,
action or proceeding between the parties hereto relating to this Agreement, to any document, instrument, or agreement delivered pursuant hereto, referred to herein, or contemplated hereby, or in any other manner arising out of or relating to the transactions contemplated by or referenced in this Agreement, shall be commenced and maintained exclusively in the United States District of Delaware or, if such Court lacks jurisdiction over the subject matter, in a state court of competent subject matter jurisdiction sitting in the State of Delaware. The parties hereby submit themselves unconditionally and irrevocably to the personal jurisdiction of such courts. The parties further agree that venue shall be exclusively in Delaware. The parties irrevocably waive any objection to such personal jurisdiction or venue including, but not limited to, the objection that any suit, action, or proceeding brought in the State of Delaware has been brought in an inconvenient forum. The parties irrevocably agree that process issuing from such courts may be served on them, either personally or by certified mail, return receipt requested, at the addresses given in Section 9.6 hereof or such addresses as are subsequently confirmed in writing; and further irrevocably waive any objection to service of process made in such manner and at such addresses, including without limitation, any objection that service in such manner and at such addresses is not authorized by the local or procedural laws of the State of Delaware.





                                      15.

         The foregoing agreement is hereby executed as of the date first above written.


CV THERAPEUTICS, INC.                       BIOTECH TARGET S.A.


By: /s/ LOUIS G. LANGE                      By: /s/ DR. ANDREAS BREMER
   ----------------------------------          --------------------------------
        Louis G. Lange, M.D., Ph.D.                 Dr. Andreas Bremer
        Chief Executive Officer                     Authorized Signatory




                                            By: /s/ H. JORG GRAF
                                               --------------------------------
                                                    H. Jorg Graf
                                                    Authorized Signatory

                                   EXHIBIT A

                        INSTRUCTION SHEET FOR PURCHASER

                   (to be read in conjunction with the entire
                        Common Stock Purchase Agreement)

A.       Complete the following items in the Common Stock Purchase Agreement:

         1. Provide the information regarding the Purchaser requested on the signature page. The Agreement must be executed by an individual authorized to bind the Purchaser.

         2.      Exhibit A-1 - Stock Certificate Questionnaire:
                 Provide the information requested by the Stock Certificate Questionnaire.

         3.      Exhibit A-2 - Registration Statement Questionnaire:
                 Provide the information requested by the Registration Statement Questionnaire.

         4.      Exhibit A-3 - Purchaser Certificate:

                 Provide the information requested by the Certificate.

         5. Return the signed Common Stock Purchase Agreement including the properly completed Exhibit A to:

                          Cooley Godward LLP
                          Five Palo Alto Square
                          3000 El Camino Real
                          Palo Alto, CA  94306
                          Attn:  Joanne Marshall Shea
                          Fax:    (650) 857-0663

B. Instructions regarding the transfer of funds for the purchase of Shares will be telecopied to Purchaser by the Company at a later date.

C. Upon the resale of the Shares by Purchaser after the Registration Statement covering the Shares is effective, as described in the Common Stock Purchase Agreement, Purchaser:

                 (i) must deliver a current prospectus, and annual and quarterly reports of the Company to the buyer (prospectuses, and annual and quarterly reports may be obtained from the Company at the Purchaser's request); and





                                       1.

                 (ii) must send a letter in the form of Exhibit B to the Company so that the Shares may be properly transferred.





                                       2.

                                  EXHIBIT A-1


                        STOCK CERTIFICATE QUESTIONNAIRE

         Pursuant to Section 4.3 of the Common Stock Purchase Agreement, please provide us with the following information:


1. The exact name that the Shares are to be registered in (this is the name that will appear on the stock certificate(s)). You may use a nominee name if appropriate:

                                                     --------------------------

2. The relationship between the Purchaser of the Shares and the Registered Holder listed in response to item 1 above:

                                                     --------------------------

3.       The mailing address of the Registered
         Holder listed in response to
         item 1 above:
                                                     --------------------------

                                                     --------------------------

                                                     --------------------------

                                                     --------------------------

                                                     --------------------------

4.       The Tax Identification Number of the
         Registered Holder listed in response to
         item 1 above:
                                                     --------------------------

                                  EXHIBIT A-2


                      REGISTRATION STATEMENT QUESTIONNAIRE


         In connection with the preparation of the Registration Statement, please provide us with the following information regarding the Purchaser.

         1. Please state your organization's name exactly as it should appear in the Registration Statement:


         2. Have you or your organization had any position, office or other material relationship within the past three years with the Company?

                                  Yes                               No
                  --------                         ---------

         If yes, please indicate the nature of any such relationships below:


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  EXHIBIT A-3

                    CERTIFICATE FOR CORPORATE, PARTNERSHIP,
                     TRUST, FOUNDATION AND JOINT PURCHASERS


         If the investor is a corporation, partnership, trust, pension plan, foundation, joint purchaser (other than a married couple) or other entity, an authorized officer, partner, or trustee must complete, date and sign this Certificate.

                                  CERTIFICATE

         The undersigned certifies that the representations and responses below are true and accurate:

         (a) The investor has been duly formed and is validly existing and has full power and authority to invest in the Company. The person signing on behalf of the undersigned has the authority to execute and deliver the Common Stock Purchase Agreement on behalf of the Purchaser and to take other actions with respect thereto.

         (b)     Indicate the form of entity of the undersigned:

                 _________        Limited Partnership

                 _________        General Partnership

                 _________        Corporation

                 _________        Revocable Trust (identify each grantor and
                                  indicate under what circumstances the trust
                                  is revocable by the grantor):_________________
                                  ______________________________________________
                                  ______________________________________________
                                  ______________________________________________
                                  ______________________________________________
                                  ______________________________________________
                                  (Continue on a separate piece of paper,
                                  if necessary.)

                 _________        Other Type of Trust (indicate type of trust
                                  and, for trusts other than pension trusts,
                                  name the grantors and beneficiaries):
                                  ______________________________________________
                                  ______________________________________________
                                  ______________________________________________
                                  ______________________________________________
                                  ______________________________________________
                                  (Continue on a separate piece of paper, if necessary.)





                                       1.

                 _________        Other form of organization (indicate form of
                                  organization):
                                  _____________________________________________.

         (c)     Indicate the date the undersigned entity was formed: _________.

         (d) In order for the Company to offer and sell the Shares in conformance with state and federal securities laws, the following information must be obtained regarding your investor status. Please initial each category applicable to you as an investor in the Company.

                 _________  1.    A bank as defined in Section 3(a)(2) of the
                 Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

                 _________  2.    A broker or dealer registered pursuant to
                 Section 15 of the Securities Exchange Act of 1934;

                 _________  3.    An insurance company as defined in Section
                 2(13) of the securities Act;

                 _________  4.    An investment company registered under the
                 Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

                 _________  5.    A Small Business Investment Company licensed
                 by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

                 _________  6.    A plan established and maintained by a state,
                 its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

                 _________  7.    An employee benefit plan within the meaning
                 of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in
                 Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

                 _________  8.    A private business development company as
                 defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

                 _________  9.    An organization described in Section
                 501(c)(3) of the Internal Revenue Code, a corporation, Massachusetts or similar business trust, or





                                       2.

                 partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

                 _________  10.    A trust, with total assets in excess of
                 $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

                 _________  11.    An entity in which all of the equity owners
                 qualify under any of the above subparagraphs. If the undersigned belongs to this investor category only, list the equity owners of the undersigned, and the investor category which each such equity owner satisfies:
                 _______________________________________________________________
                 _______________________________________________________________
                 _______________________________________________________________
                 (Continue on a separate piece of paper, if necessary.)

         (e) The state of incorporation or formation of the investor is __________________________ and the investor's principal office is located in the state of __________________________________.

Dated: __________,19__


-------------------------------------------
Name of investor




-------------------------------------------
Signature and title of authorized
officer, partner or trustee





                                       3.

                                   EXHIBIT B

                   PURCHASER'S CERTIFICATE OF SUBSEQUENT SALE

To:      CV Therapeutics, Inc.
         3172 Porter Drive
         Palo Alto, CA  94304

         The undersigned, the Purchaser or an officer of, or other person duly authorized by the Purchaser, hereby certifies that __________________ was the Purchaser of the shares evidenced by the attached certificate, and as such, proposes to transfer such shares on or about _______________ either (check the applicable box) [ ] (i) in accordance with the registration statement, file number ________ in which case the Purchaser certifies that the requirement of delivering a current prospectus has been complied with or will be complied with in connection with such sale; [ ] (ii) in accordance with Rule 144 under the Securities Act of 1933 ("Rule 144"), in which case the Purchaser certifies that it has complied with or will comply with the requirements of Rule 144; or [ ]
(iii) otherwise in accordance with and pursuant to applicable federal and state securities laws.

Print or type:

         Name of Purchaser:
                                  ----------------------------------------------

         Name of Individual
         representing
         Purchaser:
                                  ----------------------------------------------


         Title of Individual
         representing Purchaser:
                                  ----------------------------------------------

Signature by:

         Individual representing
         Purchaser:
                                  ----------------------------------------------

                                   EXHIBIT C
                                FORM OF OPINION



October 7, 1997


Biotech Target S.A.
Swiss Bank Tower
Panama 1
Republic of Panama

RE:      SALE AND PURCHASE OF CV THERAPEUTICS, INC. COMMON STOCK

Gentlemen:

We have acted as counsel for CV Therapeutics, Inc., a Delaware corporation (the "Company"), in connection with the issuance and sale of 1,397,147 shares of the Company's Common Stock to Biotech Target S.A., a corporation organized under the laws of Panama ("Purchaser"), pursuant to the terms of that certain Common Stock Purchase Agreement, dated October 7, 1997, by and between the Company and Purchaser (the "Agreement"). The shares of Common Stock issued to Purchaser at the closing (the "Closing") are referred to herein as the "Shares". We are rendering this opinion pursuant to Section 5.2 of the Agreement. Except as otherwise defined herein, capitalized terms used but not defined herein have the respective meanings given to them in the Agreement.

In connection with this opinion, we have examined and relied upon the representations and warranties as to factual matters contained in and made pursuant to the Agreement by the parties thereto and originals or copies certified to our satisfaction, of such records, documents, certificates, opinions, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. Where we render an opinion "to the best of our knowledge" or concerning an item "known to us" or our opinion otherwise refers to our knowledge, it is based solely upon (i) an inquiry of attorneys within this firm who perform legal services for the Company, (ii) receipt of a certificate executed by an officer of the Company covering such matters, and (iii) such other investigation, if any, that we specifically set forth herein.

In rendering this opinion, we have assumed: the genuineness and authenticity of all signatures on original documents; the authenticity of all documents submitted to us as originals; the conformity to originals of all documents submitted to us as copies; the accuracy, completeness and authenticity of certificates of public officials; and the due authorization, execution and delivery of all documents where authorization, execution and delivery are prerequisites to the effectiveness of such documents (except the due authorization, execution and delivery of the

Agreement by the Company). We have also assumed: that all individuals executing and delivering documents had the legal capacity to so execute and deliver; that you have received all documents you were to receive under the Agreement; that the Agreement is an obligation binding upon you; that you have filed any required California franchise or income tax returns and have paid any required California franchise or income taxes; and that there are no extrinsic agreements or understandings among the parties to the Agreement that would modify or interpret the terms of the Agreement or the respective rights or obligations of the parties thereunder.

Our opinion is expressed only with respect to the federal laws of the United States of America and the laws of the State of California and the General Corporation Law of the State of Delaware. We express no opinion as to whether the laws of any particular jurisdiction apply, and no opinion to the extent that the laws of any jurisdiction other than those identified above are applicable to the subject matter hereof. We are not rendering any opinion as to compliance with any antifraud law, rule or regulation relating to securities, or to the sale or issuance thereof.

With regard to our opinion in paragraph 4 below, we have examined and relied upon a certificate executed by an officer of the Company, to the effect that the consideration for all outstanding shares of capital stock of the Company was received by the Company in accordance with the provisions of the applicable Board of Directors resolutions and any plan or agreement relating to the issuance of such shares, and we have undertaken no independent verification with respect thereto.

On the basis of the foregoing, in reliance thereon and with the foregoing qualifications, we are of the opinion that:

         1. The Company has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Delaware.

         2. The Company has the requisite corporate power to own or lease its property and assets and to conduct its business as it is currently being conducted and, to the best of our knowledge, is qualified as a foreign corporation to do business in each jurisdiction in the United States in which the ownership of its property or the conduct of its business requires such qualification and where any statutory fines or penalties or any corporate disability imposed for the failure to qualify would materially or adversely affect the Company, its assets, financial condition or operations.

         3. The Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company enforceable against the Company in accordance with its terms, except as rights to indemnity under Section 7.2 of the Agreement may be limited by applicable laws and except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other





                                       2.

similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

         4. The Shares have been duly authorized and, upon issuance and delivery in accordance with the terms of the Agreement, will be validly issued, fully paid and nonassessable.

         5. The offer and sale of the Shares as contemplated by the Agreement do not violate any provision of the Company's Amended and Restated Certificate of Incorporation or Restated Bylaws and do not violate or contravene (a) any governmental statute, rule or regulation applicable to the Company or (b) any order, writ, judgment, injunction, decree, determination or award which has been entered against the Company and of which we are aware, the violation or contravention of which would materially and adversely affect the Company, its assets, financial condition or operations.

         6. All consents, approvals, authorizations, or orders of, and filings, registrations, and qualifications with any regulatory authority or governmental body in the United States required for the issuance and sale of the Shares as contemplated by the Agreement, have been made or obtained, except for the filing of a Form D pursuant to the Securities and Exchange Commission Regulation D.

         7. The offer and sale of the Shares as contemplated by the Agreement is exempt from the registration requirements of the Securities Act of 1933, as amended.





                                       3.

This opinion is intended solely for your benefit and is not to be made available to or be relied upon by any other person, firm, or entity without our prior written consent.

Very truly yours,

COOLEY GODWARD LLP



By
  -----------------------------------------
         Deborah A. Marshall





                                       4.

                             CV THERAPEUTICS, INC.

                             OFFICER'S CERTIFICATE

         The undersigned, Louis G. Lange, M.D., Ph.D., certifies that he is the duly authorized and elected Chief Executive Officer of CV THERAPEUTICS, INC., a Delaware corporation (the "Company"), and further certifies that the representations and warranties set forth in Section 3 of the Common Stock Purchase Agreement by and between the Company and Biotech Target S.A. dated October 7, 1997 (the "Agreement") are true as of and all of the closing conditions set forth in Section 5 of the Agreement have been satisfied as of October 7, 1997.

         IN WITNESS WHEREOF, the undersigned has executed this certificate this 7th day of October, 1997.



                                            /s/ LOUIS G. LANGE
                                            -----------------------------------
                                            Louis G. Lange, M.D., Ph.D.
                                            Chief Executive Officer